UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 5

                          Command Security Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    20050L100
                                 (CUSIP Number)


                               Mr. Bruce Galloway
                      c/o Galloway Capital Management, LLC
                           1325 Avenue of the Americas
                              New York, N.Y. 10019

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 8, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)    NAME OF REPORTING PERSON
      S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bruce Galloway
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]

                                                           (b) [ ]
-------------------------------------------------------------------------------
3)   SEC USE ONLY
-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS          OO
-------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                   [ ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                           911,300
SHARES            -------------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            0
EACH              -------------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              172,500
WITH              -------------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    911,300
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    14.50%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           GCM Security Partners, LLC
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]

                                                           (b) [_]
-------------------------------------------------------------------------------
3)   SEC USE ONLY
-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS          OO
-------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                   [_]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                           1,617,339
SHARES            -------------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            0
EACH              -------------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              5,297,966
WITH              -------------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    5,297,966
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES                                                         |_|
-------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    53.1%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                    OO
-------------------------------------------------------------------------------

            This Amendment No. 5 amends the Schedule 13D filed on June 21, 2004, on behalf of Mr. Bruce Galloway, an individual investor, and GCM Security Partners, LLC ("GCM"), a newly-formed Delaware limited liability company of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons"), with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Command Security Corporation, a New York corporation (the "Company" or "Command").

            Item 1. Security and Issuer.

            The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

            Item 2. Identity and Background.

            (a) - (c) This statement is being filed by Mr. Bruce Galloway, an individual investor and GCM Security Partners, LLC ("GCM"), a newly-formed Delaware limited liability company of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons"), each of whose principal place of business is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019.

            (d) - (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


            (f) Mr. Galloway is a United States citizen and GCM is a limited liability company formed under the laws of the State of Delaware.

            Item 3. Source and Amount of Funds or Other Consideration.

      Please see Item 4 below for a description of the method of acquisition of the Common Stock.

            Item 4. Purpose of Transaction.

      Mr. Galloway may be deemed to have obtained beneficial ownership of 212,000 shares of Common Stock pursuant to a Proxy, dated July 1, 2004, from Europa International Inc. ("Europa") pursuant to which Mr. Galloway was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of one year. Europa beneficially owns an aggregate of 212,000 shares of Common Stock, representing approximately 3.37% of the outstanding shares of Common Stock.

      Mr. Galloway may be deemed to have obtained beneficial ownership of 239,500 shares of Common Stock pursuant to a Proxy from Sandra Pessin, pursuant to which Mr. Galloway was appointed the proxy of Sandra Pessin, with full power and sole discretion to vote the shares of

Common Stock held by Sandra Pessin for a period of one year. Sandra Pessin beneficially owns an aggregate of 239,500 shares of Common Stock, representing approximately 3.81% of the outstanding shares of Common Stock.

      Mr. Galloway may be deemed to have obtained beneficial ownership of 75,300 shares of Common Stock pursuant to a Proxies from Edwin and Carol Levy pursuant to which Mr. Galloway was appointed the proxy of Edwin and Carol Levy, with full power and sole discretion to vote the shares of Common Stock held by Edwin and Carol Levy for a period of one year. Edwin and Carol Levy beneficially own an aggregate of 75,300 shares of Common Stock, representing approximately 1.20% of the outstanding shares of Common Stock.

      The Reporting Persons are currently able to control the outcome of substantially all matters submitted to a vote of the Company's shareholders, due to their significant ownership of the Company's securities.

            Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, GCM beneficially own an aggregate of 5,297,966 shares of Common Stock (including an aggregate of 2,448,092 shares underlying warrants), representing approximately 53.1% of the outstanding shares of Common Stock, giving effect to the shares underlying all outstanding warrants and options to purchase Common Stock and all outstanding shares of preferred stock of the Company that are convertible into Common Stock by GCM, based upon the 6,287,343 shares of Common Stock reported by the Company to be issued and outstanding as of February 13, 2004 in the Company's latest Form 10-Q filed with the Securities and Exchange Commission. This percentage does not give effect to any outstanding shares of preferred stock, warrants or options that are convertible or exercisable, as the case may be, by any holder of the Company's securities, other than those held by the Reporting Persons.

      Mr. Galloway, for and on behalf of accounts over which he has control and including the proxies discussed in Item 4 above, may be deemed to beneficially own an aggregate of 911,300 shares of Common Stock, representing approximately 14.5% of the outstanding shares of the Common Stock.

      (b) GCM has sole voting power over 1,617,339 shares of Common Stock and sole power to dispose of, 5,297,966 shares of Common Stock, assuming conversion by GCM of the preferred stock of the Company (as to which it has tendered to the Company for conversion), and exercise of warrants owned by GCM. Mr. Galloway has sole voting power over 911,300 shares of Common Stock and sole power to dispose of 172,500 shares of Common Stock.

      (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

            Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            As stated above, Mr. Galloway was appointed the proxy of Europa, Sandra Pessin, and Edwin and Carol Levy with full power and sole discretion to vote the shares of Common Stock held by each of them for a period of one year. No shares of the Common Stock were purchased from them.

            Item 7. Material to be Filed as Exhibits.

      Exhibit 1:  Proxy from Europa International Inc. to Bruce Galloway.

      Exhibit 2:  Proxy from Sandra Pessin to Bruce Galloway.

      Exhibit 3:  Proxy from Carolyn Levy to Bruce Galloway.

      Exhibit 4:  Proxy from Edwin Levy to Bruce Galloway.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2004





                                          /s/ Bruce Galloway
                                          ------------------
                                          Bruce Galloway




                                          GCM Security Partners, LLC

                                          By: /s/ Bruce Galloway
                                              ------------------
                                          Name:  Bruce Galloway
                                          Title: Managing Member

                                                                      Exhibit 1
                                                                      ---------


                                      PROXY


      In accordance with Sections 609 and 620 of the New York Business Corporation Law, the undersigned, Europa International, by Knoll Capital Management, its investment manager (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in his sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

      The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

      At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

      IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 1st day of July, 2004.


                                                By:    /s/ Fred Knoll
                                                       ----------------------
                                                Name:  Fred Knoll, Knoll Capital
                                                       Management
                                                Title: Investment Manager

                                                                      Exhibit 2
                                                                      ---------

                                      PROXY


      In accordance with Sections 609 and 620 of the New York Business Corporation Law, the undersigned, Sandra Pessin (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

      The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

      At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

      IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 7th day of July, 2004.


                                                By:    /s/ Sandra Pessin
                                                       -----------------
                                                Name:
                                                Title:

                                                                      Exhibit 3
                                                                      ---------

                                      PROXY


      In accordance with Sections 609 and 620 of the New York Business Corporation Law, the undersigned, Carolyn Levy (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in his sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

      The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

      At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

      IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 1st day of July, 2004.


                                                By:    /s/ Carolyn Levy
                                                       ----------------
                                                Name:
                                                Title:

                                                                      Exhibit 4
                                                                      ---------

                                      PROXY


      In accordance with Secations 609 and 620 of the New York Business Corporation Law, the undersigned, Edwin Levy (the "Shareholder"), hereby appoints Bruce Galloway ("Galloway"), the proxy of the undersigned during the Proxy Term (as defined below), with full power to vote at any duly called special or annual meeting of shareholders or by written consent as authorized by law, in such manner as he, in his sole discretion, deems proper, as and when issued, all of the shares of Common Stock of Command Security Corporation, a New York corporation (the "Company"), owned by the undersigned and any additional shares of Common Stock issued to the undersigned during the Proxy Term.

      The term of this Proxy shall commence on the date hereof and shall continue for a one-year period from the date hereof (the "Proxy Term"). This Proxy may be revoked by the undersigned Shareholder at any time upon written or verbal notice to Galloway.

      At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to Galloway or his designees such additional proxies or instruments as may be deemed by Galloway necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

      IN WITNESS WHEREOF, the undersigned has executed this Proxy as of the 1st day of July, 2004.


                                                By:    /s/ Edwin Levy
                                                       --------------
                                                Name:
                                                Title: